SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Janel Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

470773102
(CUSIP Number)

Dominique Schulte, Oaxaca Group L.L.C., 80 Eighth Avenue, New York, NY 10011
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box: .

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 470773102	13D	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Oaxaca Group L.L.C. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
439,993

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
439,993

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
439,993

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00 single member limited liability company

CUSIP No. 470773102	13D	Page 3 of Pages
1	NAMES OF REPORTING PERSONS
Dominique Schulte S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
485,302

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
485,302

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
485,302

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

This Amendment No. 3 amends the Schedule 13D filed by Oaxaca Group L.L.C. (“Oaxaca Group”) and Dominique Schulte (collectively, with Oaxaca Group, the “Reporting Person”) with respect to ownership of shares of the common stock, par value $0.001 (the “Shares”) of Janel Corporation, a Nevada corporation.  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC.  All references to the number of Shares or warrants to purchase Shares, and prices per share, reflect a 50:1 reverse stock split effected on April 15, 2015.

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $0.001 per share (the “Shares”), of Janel Corporation (the “Issu-er”).  The address of the principal offices of the Issuer is 80 Eighth Avenue, New York, New York 10011.

Item 2.	Identity and Background.

(a)     This statement is being filed by Oaxaca Group L.L.C. (“Oaxaca Group”).  Dominique Schulte is the sole member of Oaxaca Group L.L.C. (collectively, with Oaxaca Group, the “Reporting Person”).

(b)      The Reporting Person’s business address is 80 Eighth Avenue, New York, New York 10011.

(c)      The Reporting Person is an investor and is President and Chief Executive Officer of the Issuer, 80 Eighth Avenue, New York, New York 10011.

(d)     Neither the Reporting Person nor any manager or officer of the Reporting Person has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Neither the Reporting Person nor any manager or officer of the Reporting Person has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Oaxaca Group is a limited liability company organized under the laws of Delaware.  Dominique Schulte is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person holds 485,302 Shares.  The aggregate purchase price for all the Shares, purchased from time to time, was $3,739,997.  The source of the funding for the purchase of all of these Shares was the working capital of Oaxaca Group.

Item 4.	Purpose of Transaction.

The Reporting Person has acquired the Shares covered by this statement from time to time to hold as an investment.

The Reporting Person may have current plans or proposals which relate to or would result in any of the following:

(a)      The acquisition by any person of additional securi-ties of the Issuer, or the disposi-tion of securi-ties of the Issuer;

(b)      An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

(c)      A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)     Any change in the present board of directors or manage-ment of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e)       Any material change in the present capitalization or dividend policy of the Issuer;

(f)       Any other material change in the Issuer’s business or corporate structure;

(g)     Changes in the Issuer’s charter, bylaws or instru-ments corresponding thereto or other actions which may impede the acquisition of control of the Issue-r by any person (other than as a result of the Reporting Person’s stock ownership);

(h)     Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quota-tion system of a registered national securities associa-tion;

(i)      A class of equity securities of the issuer becoming eligible for termina-tion of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)       Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may from time to time acquire beneficial ownership of addition-al Shares or dispose of any Shares benefi-cially owned by it, including pursuant to any stock option or similar plan of the Issuer in which the Reporting Person is eligible to participate.

Item 5.	Interest in Securities of the Issuer.

(a)      The Reporting Person is the direct beneficial owner of 439,993 Shares, representing 37.09% of the class of securities covered by this statement.  In addition, the Reporting Person is custodian for 45,309 Shares, representing 3.82% of the class of securities covered by this statement, owned by the Reporting Person’s minor children.

(b)      The Reporting Person has sole voting and dispositive power with respect to all of the Shares covered by this statement.

(c)      On August 10, 2022, the Reporting Person purchased a total of 36,146 Shares for an aggregate purchase price of $1,626,570; and on August 15, 2022, the Reporting Person purchased a total of 1,509 Shares for an aggregate purchase price of $88,427.

(d)      None

(e)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement of the Reporting Person (previously filed)

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 12, 2022

OAXACA GROUP L.L.C.

	By:	/s/	Dominique Schulte
		Name:	Dominique Schulte
		Title:	Member

		/s/	Dominique Schulte
		Name:	Dominique Schulte